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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2013
REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 04/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway (No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard P. Jones, President (816) 968-0602 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear LLP
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Richard F. Jones, President

Title

Notary Public

PAMELA L. PROCTOR
Notary Public-Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Oct. 13, 2014
Commission # 10029906

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17(e)(3).

SEC
Mail Processing
Section

JUN 27 2013

Washington DC
403

NATIONAL PENSION & GROUP CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2013

(With Independent Auditor's Report Thereon)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

NATIONAL PENSION
& GROUP CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2013

(With Independent Auditor's Report Thereon)

CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
National Pension & Group Consultants, Inc.
Kansas City, Missouri

Report on the Financial Statements

We have audited the accompanying statement of financial condition of National Pension & Group Consultants, Inc. (the Company) as of April 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Pension & Group Consultants, Inc. as of April 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 through 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 through 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 11, 2013

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2013

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 157,314
Vanguard Money Market Funds		352,104
Total cash and cash equivalents		509,418
NASDAQ Stock – Allowable (at market value)		8,844
Receivables (non-allowable):		
Commissions – Variable annuities	$ 213	
Total receivables		213
Other assets (non-allowable):		
CRD deposit	1,005	
IRS tax deposit	49,019	
Total other assets		50,024
Total assets		$ 568,499

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Expense reimbursements due to an affiliate		$ 8,103
Total liabilities		8,103
Stockholder's equity:		
Common stock, Class A, $10 par value; authorized 4,000 shares; issued and outstanding, 2,400 shares	$ 24,000	
Additional paid-in capital	50,000	
Retained earnings	486,396	
Total stockholder's equity		560,396
Total liabilities and stockholder's equity		$ 568,499

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2013

Revenues:		
Commissions – Variable annuities		$ 13,424
Advisory fees-FTJFundchoice, LLC		102,163
Dividends and interest		201
Management fees		89,260
Unrealized and realized loss on investments		(7,157)
Total revenues		197,891
Expenses:		
Commissions	$ 592	
Management fees/expense reimbursement	88,294	
Professional fees	15,175	
Fidelity bond	260	
FINRA membership assessment and fees	4,559	
FINRA annual registration	4,010	
State filing fees	100	
SIPC assessment	613	
Office and other expenses	3,917	
Dues and publications	1,849	
Total expenses		119,369
Net income		$ 78,522

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2013

	Common Stock, Class A		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, April 30, 2012	2,400	$ 24,000	$ 50,000	$ 407,874	$ 481,874
Net income for year ended April 30, 2013	-	-	-	78,522	78,522
Balance, April 30, 2013	2,400	$ 24,000	$ 50,000	$ 486,396	$ 560,396

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2013

Cash flows from operating activities:		
Net income		$ 78,522
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized and realized gains and losses on investments	$ 7,157	
Decrease in receivables – non-allowable	12,891	
Increase in deposits – other	(38,533)	
Increase in CRD deposits	(784)	
Decrease in payables	(21,929)	
Total adjustments		(41,198)
Net cash flows provided by operating activities		37,324
Cash flows from investing activities:		
Proceeds from liquidation of partnership	168,812	
Net cash flows from investing activities		168,812
Cash flows from financing activities		--
Net increase in cash and cash equivalents		206,136
Cash and cash equivalents at beginning of year		303,282
Cash and cash equivalents at end of year		$ 509,418

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2013

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

National Pension & Group Consultants, Inc. (the "Company") was formed in the District of Columbia in 1961 and was registered to do business in the State of Missouri as a foreign corporation in October 1971 with its only office in Kansas City, Missouri. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and is registered with the Securities and Exchange Commission (SEC) and various other states and is an investment advisor. The Company also was registered with the National Futures Association ("NFA") (but has resigned as explained below) and the Commodity Futures Trading Commission ("CFTC").

The Company primarily conducts a mutual fund business by way of FTJFundChoice, LLC, which provides financial services in the nature of investment administration. The Company conducts a minimal variable contract business. The Company tendered their resignation as a member of the National Futures Association as of January 1, 2013, and such resignation became effective June 4, 2013.

The Company does not clear securities transactions or hold customers' securities or funds. The Company does not require a clearing agent in order to conduct its securities business.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investment in NPGC Fund Limited Partnership

The Company was the managing general partner in NPGC Fund Limited Partnership ("NPGC Fund, LP"), a Commodity Pool Operator, which was set up to trade in futures, options and related contracts and currently invests in other limited partnerships that engage in these activities. The Company owned approximately 42.2 units (approximately 2%) of NPGC Fund, LP and was liquidated when the Fund was dissolved.

The Partnership ceased doing business and was dissolved as of December 31, 2012.

Income Taxes

The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as an S corporation. Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc. are taxable to the shareholder. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to its election of a fiscal year-end versus a calendar year-end.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

As required by the Income Taxes-Overall-Recognition Topic of the Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to disclose unrecognized tax benefits as a result of tax positions taken during a prior period. FASB ASC also requires the Company to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained.

The Company's income tax returns are subject to examination by the taxing authorities for three years subsequent to their filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

The Company is an affiliate of American Service Life Insurance Company ("ASLIC"), Fidelity Security Life Insurance Company ("FSLIC"), Forrest T. Jones & Company, Inc. ("FTJ"), Forrest T. Jones Consulting Company, Inc., and Fidelity Security Assurance Company, in all of which Richard F. Jones has an equity interest. FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs.

The Company received investment advisory fees from FTJFundChoice, LLC (FundChoice) totaling $102,163. Certain officers and affiliates of the Company own minority interests in FundChoice.

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSLIC. Pursuant to this agreement, the Company served as the distributor for the variable annuity insurance contracts. Commissions were paid to FTJ or its designates based on the percentage of sales and contract value in accordance with the instructions received from FTJ. However, the Company has not marketed variable annuity contracts for several years and, therefore, all current year's commissions received, which totaled $13,424, related to trail commissions on variable annuities issued or assumed in prior years.

(2) RELATED PARTY TRANSACTIONS, Continued

Prior to its dissolution, the Company performed management and investment services for NPGC Fund, LP. A management fee of .125% per month of the month-end net asset value was received by the Firm (one and one-half percent per year). These fees amounted to $89,260 in 2012-13. The Company pays an annual management fee to one of its principal officers equal to 50% of certain income less the related expenses. However, no management fees were incurred under the agreement for the year ended April 30, 2013.

The Company reimburses FTJ for its share of general and administrative costs in the form of a management fee which amounted to $83,750 for the year.

(3) CLASS B COMMON STOCK

The Company has authorized 1,000 shares of Class B non-voting common stock of which no shares have been issued.

(4) CONCENTRATION OF CASH IN BANK AND CASH EQUIVALENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances. The Company places its cash and cash equivalents with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $250,000.

(5) FAIR VALUE MEASUREMENTS/MARKETABLE SECURITIES

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of input are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

(5) FAIR VALUE MEASUREMENTS/MARKETABLE SECURITIES, Continued

Cash, receivables, other assets, accounts payable and accrued expenses – The carrying amounts reported in the accompanying statement of financial are a reasonable estimate of fair value.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilize to measure fair value as of April 30, 2013, on a recurring basis.

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 8,844	$ -	$ -	$ 8,844

The Company holds three hundred shares of NASDAQ-OMX Group, inc. stock which are stated at fair market value as of April 30, 2013 (Level 1 in the hierarchy established by current standards). These securities are listed on national exchanges and the fair value is determined based on published market prices. At April 30, 2013, the securities had a market value of $8,844 with cumulative gross unrealized losses of approximately $1,156.

(6) NET CAPITAL

To comply with the CFTC regulations and NFA Rules, the Company has a minimum required net capital of $45,000. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2013, the net capital was $501,790, which exceeded the required minimum capital of $45,000 by $456,790, and the net capital ratio was .02 to 1. Effective June 4, 2013, the net capital requirement of the Company will be reduced to $5,000 as a result of the resignation of the Company from NFA as described in Note 1.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was June 11, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

APRIL 30, 2013

Total equity from statement of financial condition		$ 560,396
Less non-allowable assets:		
Receivables	$ 213	
CRD deposit	1,005	
Other deposits	49,019	(50,237)
Net capital before haircut		510,159
Haircut:		
Vanguard Money Market funds ($352,104 @ 2%)	7,042	
NASDAQ Stock ($8,844 @ 15%)	1,327	
Total haircuts		(8,369)
Net capital		$ 501,790

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $45,000, whichever is greater)	$ 45,000
Net capital from above	$ 501,790
Excess net capital	$ 456,790

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 8,103
Ratio of aggregate indebtedness to net capital	.02 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The net capital as reported in the most recent amended unaudited Part IIA filing agrees with the audited net capital above.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

APRIL 30, 2013

Not applicable – The Company is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(1) of the Rule.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

APRIL 30, 2013

The Company is not subject to the requirements of Rule 15c3-3 Customer Protection – Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
National Pension & Group Consultants, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of National Pension & Group Consultants, Inc.(the Company) as of and for the year ended April 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 11, 2013